UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: July 23, 2021	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel, Vice-President and Corporate Secretary

EXHIBITS

Exhibit 99.1	Material Change Report on Form 51-102F3 dated July 23, 2021 with respect to the press release issued on July 22, 2021 in which the Registrant announced it has entered into a definitive merger agreement to acquire Veoneer, Inc., a leader in automotive safety technology. Pursuant to the agreement, Magna will acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion, and an enterprise value of $3.3 billion, inclusive of Veoneer’s cash, net of debt and other debt-like items as of March 31, 2021.

Exhibit 99.2	Agreement and Plan of Merger entered by and among the Registrant, 2486345 Delaware Corporation, an indirect, wholly owned Subsidiary of Registrant, and Veoneer, Inc. made as of July 22, 2021, filed as a material contract with the regulatory authorities of the Registrant’s principal and other provincial jurisdictions in Canada.

Exhibit 99.3	Magna Conference Call Transcript (July 23, 2021) related to the Acquisition of Veoneer.